

Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318-484-7400
www.cleco.com

News Release

Investor Contacts:
Cleco Corporation:
Ryan Gunter
(318) 484-7724
Rodney J. Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Companies:
Kristine Walczak
(312) 780-7205

Media Contact:
Cleco Corporation:
Michael Burns
(318) 484-7663

For Immediate Release

Cleco Corp. Posts 2007 Second-Quarter Net Income of $63.2 Million

Cleco to receive $85 million from new partner in Acadia Project

PINEVILLE, La., Aug 1, 2007 – Cleco Corp. (NYSE: CNL) today reported 2007 second-quarter net income applicable to common stock of $63.2 million, up $40.4 million from the $22.8 million recorded in the second quarter of 2006. Second-quarter net income includes $48.1 million from the sale of the allowed unsecured claims against Calpine Energy Services, L.P., (CES) and Calpine Corp. The claims related to two long-term tolling agreements CES held for the output of the 1,160-megawatt Acadia power plant and Calpine's guaranty of those agreements.

On an earnings per share (EPS) basis, Cleco recorded earnings of $1.05 per diluted share, up $0.61 per share from the $0.44 per share recorded in the second quarter of 2006. Excluding the net gain of $0.80 per share from the sale of the CES claims, Cleco earnings were $0.25 per diluted share, down $0.19 per share from the same period in 2006.

Milder weather and higher expenses from a plant outage were the primary contributors to the decrease at Cleco Power for the quarter. Excluding net proceeds from the CES claims, Cleco Midstreamôs second quarter 2007 results were down primarily due to the absence of the 2006 partial drawdown of the $15 million letter of credit at Acadia and an increase in replacement power as a result of an unplanned outage.

Clecoôs results for the first six months of 2007 were $1.20 per share, up $0.52 per share from the same period of 2006. Excluding the net gain of $0.81 per share from the sale of the CES claims, Cleco earned $0.39 per share in the first two quarters of 2007. The results were $0.29 per share lower than the $0.68 per share recorded during the first half of 2006 primarily due to the second quarter items noted above.

On July 30, 2007 Cajun Gas Energy, L.L.C. (Cajun), an affiliate of pooled investment funds managed by King Street Capital Management, L.L.C., emerged as the successful bidder for Calpine's 50% ownership interest in the Acadia project. Cajunôs offer of $189 million includes payments to Cleco of $85 million for the agreed upon value of Clecoôs priority distributions from Acadia, plus a $2.9 million break-up fee, and reimbursement of expenses up to $350,000.

"This completes the monetization of the value we built in the Acadia tolling agreements. Not only did we receive our $85 million claim in Calpine's bankruptcy, but Cleco also will receive an additional $85 million of proceeds from Cajun," Cleco President and CEO Michael Madison said. "We look forward to beginning work with Cajun very soon to develop a common strategy that will continue to bring maximum value to the Acadia project.

-- more --

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended June 30,	
Subsidiary	**2007**	**2006**
Cleco Power LLC	$0.31	$0.33
Cleco Midstream Resources LLC (excludes gain on the sale of CES claim)	(0.15)	0.07
Corporate and Other[1]	0.09	0.04
Earnings excluding gain on the sale of CES claim	**$0.25**	**$0.44**
Earnings from sale of CES claim, net	0.80	---
Earnings applicable to common stock	**$1.05**	**$0.44**

[1]Includes dividends on preferred stock

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Six Months Ended June 30,	
Subsidiary	**2007**	**2006**
Cleco Power LLC	$0.52	$0.61
Cleco Midstream Resources LLC (excludes gain on the sale of CES claim)	(0.23)	0.01
Corporate and Other[1]	0.10	0.06
Earnings excluding gain on the sale of CES claim	**$0.39**	**$0.68**
Earnings from sale of CES claim, net	0.81	---
Earnings applicable to common stock	**$1.20**	**$0.68**

[1]Includes dividends on preferred stock

Results for Second-Quarter 2007:

Major Reconciling Items for Second-Quarter EPS 2007 vs. 2006:

$0.44	**2006 Second-Quarter Diluted EPS**
(0.01)	Lower Cleco Power nonfuel revenue
0.03	Lower Cleco Power nonfuel expenses
(0.04)	Effect of increased number of outstanding shares
(0.22)	Lower Cleco Midstream contribution (excluding gain on sale of CES claim)
0.05	Higher corporate results
$0.25	
0.80	Net gain on sale of CES claim
$1.05	**2007 Second-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power's 2007 second-quarter earnings were $0.02 per share lower than in the second quarter of 2006.

In the quarter-to-quarter comparison with 2006, nonfuel revenue decreased $0.01 per share.

- The collection of a storm cost recovery surcharge increased second-quarter results $0.02 per share. Collection of the surcharge began in May 2006 after the Louisiana Public Service Commission (LPSC) approved an interim storm cost recovery plan.

- Transmission services revenue decreased earnings $0.01 per share.

- Lower kilowatt-hour sales resulted in a $0.03 per share decrease in results. Kilowatt-hour sales for the second quarter 2007 were down 2 percent from the same period a year ago largely due to milder weather. Cooling degree-days for the quarter were 3 percent above normal but 14 percent below second-quarter 2006 levels.

(Million kWh)	For the three months ended June 30		
	2007	**2006**	**Change**
Electric Sales			
Residential	777	820	(5)%
Commercial[*]	594	471	26%
Industrial	758	725	5%
Other retail[*]	34	147	(77)%
Total retail	2,163	2,163	--
Sales for resale	117	114	3%
Unbilled	182	224	(19)%
Total retail and wholesale customer sales	**2,462**	**2,501**	**(2)%**

[*] Effective third quarter 2006, certain other retail customers were reclassified to commercial customers.

- Results of energy hedging, net, were up $0.01 per share. The increase was the result of lower 2007 second quarter mark-to-market losses on energy hedging positions tied to a fixed-price wholesale contract as compared to the same period of 2006.

Nonfuel expenses were down $0.03 per share in quarter-to-quarter comparisons with the same period of 2006.

- Production maintenance expenses were $0.05 per share higher due to a major planned outage at the Dolet Hills Power Station, partially offset by $0.02 per share of lower benefits, salaries, and miscellaneous expenses.

- Storm amortization costs of $0.05 per share related to the May 2006 LPSC interim storm cost recovery plan were recorded in the second quarter of 2007 in depreciation and amortization. These costs compare to $0.04 per share of storm amortization costs recorded as a maintenance expense in second quarter of 2006 for a net increase of $0.01 per share in the quarter-to-quarter comparison.

- Interest expense, net, increased $0.04 per share primarily due to higher accrual of interest on tax positions, interest expense on tax-exempt solid-waste disposal bonds issued in November 2006, and lower interest income from temporary investments, partially offset by lower interest expense due to the retirement of medium-term notes at maturity.

- AFUDC (allowance for funds used during construction), primarily associated with the Rodemacher project, contributed an additional $0.09 per share to results.

- Income taxes were down $0.02 per share quarter over quarter. Of that, about $0.06 per share was primarily related to the flow-through of nontaxable AFUDC equity income, partially offset by the absence of a 2006 $0.03 per share favorable tax settlement and $0.01 per share of income tax-true ups. Prior to January 1, 2007 interest accrued for uncertain tax positions was recorded as a tax expense. Beginning January 1, 2007, Cleco adopted FIN 48 and began to record interest accrued for uncertain tax positions as interest expense instead of tax expense.

Other:

- The issuance of 6.9 million shares of common stock in August 2006 resulted in a $0.04 per share dilution.

Cleco Midstream Resources LLC

Cleco Midstream's earnings were up $0.58 per share in the second quarter of 2007 compared to the second quarter of 2006. Excluding the $0.80 per share gain on the sale of the CES claim, Cleco Midstream's earnings were down $0.22 per share in the second quarter of 2007 compared to the second quarter of 2006. Of the $0.22 per share decrease, $0.13 per share was due to the absence of the partial drawdown of the Calpine letter of credit in 2006, and $0.01 per share was due to higher administrative costs. Additionally, $0.05 per share was due to lower results at Acadia and $0.03 per share was due to lower results at Evangeline. Both were primarily related to spring maintenance outages.

Other

Corporate earnings increased $0.05 per share in the quarter-to-quarter comparison primarily due to higher interest income, lower preferred dividends after the conversion of shares of ESOP preferred stock into common stock, and lower taxes, partially offset by the absence of 2006 insurance proceeds from a failed transformer.

Results for Six Months ended June 30, 2007:

Major Reconciling Items for Six Months ended June 30, EPS 2007 vs. 2006:

$0.68	**Six Months ended June 30, 2006, Diluted EPS**
0.10	Higher Cleco Power nonfuel revenue
(0.12)	Higher Cleco Power nonfuel expenses
(0.07)	Effect of increased number of outstanding shares
(0.24)	Lower Cleco Midstream contribution (excluding gain on sale of CES claim)
0.04	Higher corporate results
$0.39	
0.81	Net gain on sale of CES claim
$1.20	**Six Months ended June 30, 2007, Diluted EPS**

Cleco Power LLC

For the six months ended June 30, 2007, Cleco Power's earnings were $0.09 per share lower than in the same period of 2006.

Overall, nonfuel revenue increased $0.10 per share versus the first six months of 2006.

- The collection of a storm cost recovery surcharge contributed an additional $0.10 per share to results compared to the same period of 2006. Collection of the surcharge began in May 2006 after the LPSC approved an interim storm cost recovery plan.

- The absence of the 2006 reversal of previously accrued customer refunds resulted in a $0.06 per share decrease in results.

- Transmission services revenue decreased earnings $0.01 per share.

- Kilowatt-hour sales increased $0.02 per share. Year-to-date 2007 kilowatt-hour sales were up 2 percent from the same period a year ago largely due to colder weather in the first quarter of 2007. Heating degree-days for the period surpassed 2006 levels by 37 percent while cooling degree-days were 13 percent below 2006 levels.

(Million kWh)	For the six months ended June 30		
	2007	**2006**	**Change**
Electric Sales			
Residential	1,619	1,570	3%
Commercial[*]	1,137	878	30%
Industrial	1,468	1,417	4%
Other retail[*]	67	279	(76)%
Total retail	4,291	4,144	4%
Sales for resale	219	232	(6)%
Unbilled	112	141	(21)%
Total retail and wholesale customer sales	**4,622**	**4,517**	**2%**

[*] Effective third quarter 2006, certain other retail customers were reclassified to commercial customers.

- Results of energy hedging, net, were up $0.05 per share. The increase was the result of 2007 mark-to-market gains on energy hedging positions tied to a fixed-price wholesale contract as compared to mark-to-market losses in the same period of 2006.

Nonfuel expenses were up $0.12 per share compared to the same period of 2006.

- Production maintenance expenses were $0.06 per share higher due a major planned outage at the Dolet Hills Power Station, while transmission and distribution expenses and professional fees increased $0.02 per share. Higher benefits, salaries, and miscellaneous expenses increased $0.03 per share.

- Storm amortization costs of $0.10 per share from the May 2006 LPSC interim storm cost recovery plan were recorded in first six months of 2007 in depreciation and amortization. These costs compare to $0.04 per share of storm amortization costs recorded as a maintenance expense in the first six months of 2006 for a net increase of $0.06 per share in the period-to-period expense comparison. Additionally, the absence of the 2006 transfer of storm costs to a regulatory asset resulted in an $0.08 per share increase in expenses.

- Depreciation from routine property, plant, and equipment was up $0.01 per share.

- Interest expense, net, increased $0.09 per share primarily due to higher accrual of interest on tax positions, interest expense on tax-exempt solid waste disposal bonds issued in November 2006, and lower interest income from temporary investments, partially offset by lower interest expense due to the retirement of medium-term notes. Prior to January 1, 2007 interest accrued for uncertain tax positions was recorded as tax expense. Beginning January 1, 2007, Cleco adopted FIN 48 and began to record interest accrued for uncertain tax positions as interest expense instead of tax expense.

- AFUDC, primarily associated with the Rodemacher project, contributed an additional $0.17 per share to results.

- Income taxes were down $0.06 per share year over year. Of that, about $0.08 per share was primarily related to the flow-through of nontaxable AFUDC equity income, partially offset by the absence of a 2006 $0.02 per share favorable tax settlement. Prior to January 1, 2007 interest accrued for uncertain tax positions was recorded as tax expense.

Beginning January 1, 2007, Cleco adopted FIN 48 and began to record interest accrued for uncertain tax positions as interest expense instead of tax expense.

Other:

- The issuance of 6.9 million shares of common stock in August 2006 resulted in a $0.07 per share dilution.

Cleco Midstream Resources LLC

Cleco Midstreamôs earnings were up $0.57 per share in the first six months of 2007 compared to the same period of 2006. Excluding the $0.81 per share gain on the sale of the CES claim, Cleco Midstreamôs earnings were down $0.24 per share compared to the same period of 2006. Of the $0.24 per share decrease, $0.15 per share was due to the absence of the drawdown of the Calpine letter of credit in 2006, and $0.01 per share was due to higher administrative costs. In addition, $0.05 per share was due to lower results at Acadia and $0.03 per share was due to lower results at Evangeline. Both were primarily related to spring outages.

Other

Corporate earnings increased $0.04 per share in the year-to-year comparison primarily due to higher interest income, conversion of shares of ESOP preferred stock to common stock, and lower taxes, partially offset by the absence of 2006 insurance proceeds from a failed transformer.

Strategic Update

Cleco Midstream

ñThe results of the Calpine bankruptcy process further validate Cleco Midstreamôs risk management strategies. Both the Perryville and Acadia projects faced weakened markets and bankrupt counterparties, but in both cases, the terms we negotiated into the tolling and partnership agreements enabled Cleco to extract its investment from the bankruptcy processes and realize the value weôd built,ò Madison said.

ñOn the Evangeline project, we are working with Williams and Bear Stearns to complete the transfer of the projectôs tolling agreement to Bear Stearns. We expect the transfer to be complete later this year. The terms of the agreement will be unchanged, but we anticipate an improvement in Evangelineôs senior secured debt rating due to the more favorable credit rating of Bear Stearns,ò Madison said.

Cleco Power

ñWe are into our 16th month of construction on our Rodemacher 3 project, and progress continues to go well, with capital expenditures, including AFUDC totaling $405 million since inception. Just as importantly, we recently celebrated one million work hours without a lost time accident," Madison said.

Although intended primarily for petroleum coke, Rodemacher 3 utilizes CFB or circulating fluidized boiler technology which has the capability of using many types of fuels. ñThis additional flexibility is becoming more and more important given the current regulatory

environment,ò Madison said. ñWhile Congress has not yet imposed a national renewable energy mandate, we at Cleco are preparing for that eventuality. Most recently we have entered into a Cooperative Research and Development Agreement with the U.S. Army Corps of Engineers Engineer Research and Development Center to study the viability of geothermal power production in Louisiana. Other than biomass, geothermal power is the best renewable opportunity that we see in Louisiana. We see future renewable energy legislation as an opportunity to grow our business as well as help the environment.

ñAlso looking to the future, during the second quarter we issued the informational draft of our long-term RFP for up to approximately 600 megawatts of intermediate and peaking capacity. We currently target selecting winning bids by third quarter of 2008,ò Madison continued.

ñPreparation for the securitization of storm costs is still continuing as planned. We expect to have the LPSCôs financing order by the third quarter, with securitization completed by the end of the year. That securitization will include storm costs from 2005 as well as a $50 million dollar reserve for future storm damage.ò

Guidance

ñWe are maintaining guidance at $1.20 to $1.30 per share for the year, excluding the results of the Calpine bankruptcy process,ò Madison concluded.

Earnings estimates assume normal weather, 2007 capital expenditures of about $440 million (including AFUDC) on the Rodemacher project, the continuation of our current rate plan at Cleco Power, continued performance by Evangelineôs tolling counterparty, and certain assumptions about Acadia's plant operations and market conditions.

Cleco management will discuss the companyôs second-quarter 2007 results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Thursday, August 2, 2007. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the companyôs Web site at www.cleco.com by selecting ñFor Investorsò and then ñCleco Corporation Second-Quarter 2007 Earnings Conference Call.

Cleco Corp. is a regional energy company headquartered in Pineville, LA. It operates a regulated electric utility company that serves 268,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

		FOR THE THREE MONTHS ENDED JUNE 30,	
		2007	2006
Operating revenue			
Electric operations	$	**251,909**	$ 241,286
Other operations		**7,971**	7,929
Affiliate revenue		**1,621**	1,737
Operating revenue		**261,501**	250,952
Operating expenses			
Fuel used for electric generation		**51,312**	57,990
Power purchased for utility customers		**115,592**	97,696
Other operations		**24,722**	25,765
Maintenance		**14,939**	14,221
Depreciation		**19,990**	15,714
Taxes other than income taxes		**9,867**	10,150
Total operating expenses		**236,422**	221,536
Operating income		**25,079**	29,416
Interest income		**2,589**	1,943
Allowance for other funds used during construction		**7,032**	1,372
Equity income from investees		**71,282**	15,233
Other income		**582**	148
Other expense		**(416)**	(414)
Interest charges			
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		**14,377**	11,403
Allowance for borrowed funds used during construction		**(2,388)**	(493)
Total interest charges		**11,989**	10,910
Income from continuing operations before income taxes		**94,159**	36,788
Federal and state income tax expense		**30,968**	13,459
Income from continuing operations		**63,191**	23,329
Discontinued operations			
Loss from discontinued operations, net of tax		**-**	(103)
Net income		**63,191**	23,226
Preferred dividends requirements, net of tax		**12**	427
Net income applicable to common stock	$	**63,179**	$ 22,799
Average shares of common stock outstanding			
Basic		**59,489,725**	50,053,685
Diluted		**59,798,877**	52,297,838
Basic earnings per share			
From continuing operations	$	**1.06**	$ 0.45
Net income applicable to common stock	$	**1.06**	$ 0.45
Diluted earnings per share			
From continuing operations	$	**1.05**	$ 0.44
Net income applicable to common stock	$	**1.05**	$ 0.44
Cash dividends paid per share of common stock	$	**0.225**	$ 0.225

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

		FOR THE SIX MONTHS ENDED JUNE 30,	
		2007	2006
Operating revenue			
Electric operations	$	**464,929**	$ 452,275
Other operations		**17,240**	14,525
Affiliate revenue		**3,082**	3,188
Gross operating revenue		**485,251**	469,988
Electric customer credits		**-**	4,382
Operating revenue, net		**485,251**	474,370
Operating expenses			
Fuel used for electric generation		**106,808**	106,353
Power purchased for utility customers		**199,739**	197,527
Other operations		**51,038**	43,854
Maintenance		**25,181**	20,153
Depreciation		**40,088**	31,358
Taxes other than income taxes		**19,667**	19,734
Total operating expenses		**442,521**	418,979
Operating income		**42,730**	55,391
Interest income		**5,157**	4,435
Allowance for other funds used during construction		**12,163**	2,041
Equity income from investees		**69,883**	15,606
Other income		**872**	373
Other expense		**(1,882)**	(859)
Interest charges			
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		**28,034**	22,579
Allowance for borrowed funds used during construction		**(4,059)**	(719)
Total interest charges		**23,975**	21,860
Income from continuing operations before income taxes		**104,948**	55,127
Federal and state income tax expense		**33,111**	19,573
Income from continuing operations		**71,837**	35,554
Discontinued operations			
Loss from discontinued operations, net of tax		**-**	(190)
Net income		**71,837**	35,364
Preferred dividends requirements, net of tax		**435**	886
Net income applicable to common stock	$	**71,402**	$ 34,478
Average shares of common stock outstanding			
Basic		**58,585,451**	49,956,429
Diluted		**59,586,444**	52,095,625
Basic earnings per share			
From continuing operations	$	**1.21**	$ 0.68
Net income applicable to common stock	$	**1.21**	$ 0.68
Diluted earnings per share			
From continuing operations	$	**1.20**	$ 0.68
Net income applicable to common stock	$	**1.20**	$ 0.68
Cash dividends paid per share of common stock	$	**0.450**	$ 0.450

CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At June 30, 2007	At Dec. 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 178,807	$ 192,471
Account receivable, net	105,530	79,048
Other current assets	223,466	265,789
Total current assets	507,803	537,308
Property, plant and equipment, net	1,493,539	1,304,887
Equity investment in investees	311,127	307,136
Prepayments, deferred charges and other	325,018	311,773
Total assets	$ 2,637,487	$ 2,461,104
Liabilities		
Current liabilities		
Long-term debt due within one year	$ 125,000	$ 50,000
Accounts payable	157,539	151,653
Other current liabilities	179,181	183,047
Total current liabilities	461,720	384,700
Deferred credits and other liabilities	579,204	560,842
Long-term debt, net	644,257	619,341
Total liabilities	1,685,181	1,564,883
Shareholders' equity		
Preferred stock	1,029	20,092
Common shareholders equity	960,626	885,439
Accumulated other comprehensive loss	(9,349)	(9,310)
Total shareholders' equity	952,306	896,221
Total liabilities and shareholders equity	$ 2,637,487	$ 2,461,104

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, regarding the Rodemacher Unit 3 project, payment of $85 million from Cajun Gas Energy, L.L.C., and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, construction and operational startup of Rodemacher Unit 3, extension of Cleco Power's current rate plan, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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